July 26, 2023

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Irene Barberena-Meissner, Staff Attorney, Division of Corporation Finance, Office of Energy & Transportation

Re:	Clean Earth Acquisitions Corp. Revised Preliminary Proxy Statement on Schedule 14A Filed June 26, 2023 File No. 001-41306

Dear Ladies and Gentlemen:

On behalf of our client, Clean Earth Acquisitions Corp. (the “Company”), we submit this letter setting forth the response of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 17, 2023 (the “Comment Letter”) with respect to the Company’s revised preliminary proxy statement on Schedule 14A (the “Proxy Statement”).

For your convenience, we have reproduced below in italics the text of the Comment Letter, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the revised proxy statement filed via EDGAR concurrently with this letter.

Revised Preliminary Proxy Statement on Schedule 14A filed June 26, 2023

Summary Term Sheet, page x

1.	The amounts shown in the table as sources of funds for the business combination do not sum to the total shown for that column. Please revise as appropriate.

Company Response. The Company acknowledges the Staff’s comment and has made the requested changes on page x of the revised proxy statement.

2.	Revise your description of the Non-redemption Incentive offered to non-redeeming shareholders at the time of the business combination in the tables on page xii and xxi to disclose the following information:

•	That the Non-redemption Incentive provides for the issuance of 0.5 shares for each 1 share not redeemed up to a maximum value of $50,000,000 of shares not redeemed or a maximum of 2,500,000 new shares for 5,000,000 shares not redeemed; and
•	How the number of public shares assumed to be outstanding under each of your offering scenarios was determined along with the number of shares assumed to be issued in connection with the Non-redemption Incentive under each offering scenario.

You disclose on page 115 that under the Non-redemption Incentive Program you will issue one new Clean Earth share for every two shares not redeemed, up to 2,500,000 new shares issued (5,000,000 shares not redeemed). Revise your disclosures about the Nonredemption Incentive throughout your filing for accuracy and consistency.

Company Response. The Company acknowledges the Staff’s comment and has made the requested changes on pages xii, xxii, 115, 116 and 117 of the revised proxy statement.

Questions and Answers for Stockholders of Clean Earth

How will the business combination impact the shares of the Company outstanding after the business combination, page xix

3.	You disclose that immediately after the business combination and the consummation of the Transactions contemplated in your proxy statement, including the shares of common stock issuable on automatic conversion of the rights, the amount of common stock issued and outstanding will increase to 44,204,230 shares of common stock. However, this number of common shares does not appear to include a reduction for the 2,555,556 shares held by your Sponsor that become subject to vesting on closing of the business combination or the addition of the 2,300,000 shares issuable on the automatic conversion of the rights and any shares that may be issued pursuant to your Non-redemption Incentive. Please tell us how you determined the increase to 44,204,230 shares of common stock and revise your disclosure as appropriate.

Company Response. The Company acknowledges the Staff’s comment and has made the requested changes on page xx of the revised proxy statement and reflected 46,448,674 common stock issued and outstanding, calculated as follows.

	Scenario 1	Scenario 2
	Assuming No	Assuming Maximum
	Redemptions for Cash	Redemptions for Cash
	Shares	Shares
Historical CEAC Class A common stock	890,000	890,000
Historical CEAC Class B common stock converted in CEAC Class A common stock	7,666,667	7,666,667
Founder shares held by the Sponsor which will be unvested and will vest on meeting certain share price targets or on the occurrence of certain events	(2,555,556)	(2,555,556)
Alternus Clean Energy, Inc. Class A common stock owned by Sponsors	6,001,111	6,001,111
Class A common stock subject to possible redemption	23,000,000	23,000,000
Special meeting redemptions	(14,852,437)	(14,852,437)
Shares issuable to stockholders in connection with the Non-redemption Incentive	2,500,000	1,671,930
Shares issuable on automatic conversion of Rights on Closing	2,300,000	2,300,000
Shares redeemable under maximum redemptions scenario	-	(4,803,704)
Alternus Clean Energy, Inc. Class A common stock owned by public stockholders	12,947,563	7,315,789
Issuance of Alternus Clean Energy, Inc. Class A common stock to Alternus stockholders in connection with Business Combination	27,500,000	27,500,000
Total common stock issued and outstanding immediately after the business combination and the consummation of the Transactions	46,448,674	40,816,900

Ownership of the Company following the Business Combination, page 5

4.	Please tell us how the number of public shares assumed to be outstanding under the maximum redemption scenario here, and on pages xi, xii and xxi, was determined. You disclose on pages xi and xii that 3,343,859 shares of Class A common stock are assumed to be redeemed under your assuming maximum redemptions column. However, you disclose in the pro forma financial information on pages 64, 76 and 79 that 4,803,704 shares of Class A common stock are assumed to be redeemed under the Maximum redemptions scenario. You disclose on pages 5, 77, 82 and 246, that 7,315,789 shares are assumed to be redeemed under the Assuming Maximum Redemptions Scenario. Please revise the disclosure as appropriate throughout your proxy statement so that the number of Class A shares that will be redeemed under the maximum redemption scenario is presented accurately and consistently. Provide your calculations of the number of shares to be redeemed and those outstanding post redemption under the maximum redemptions scenario in your response.

Company Response. The Company acknowledges the Staff’s comment and has made the requested changes throughout the proxy statement, including pages xi, xii and 246 to reflect that 4,803,704 shares of Class A common stock are assumed to be redeemed under the Maximum redemption scenario. The 7,315,789 shares disclosed on pages 5, 77, 82 represent the number of Class A common stock owned by public stockholders under the Maximum Redemptions Scenario and outstanding immediately following the consummation of the business combination. See below for a calculation of the number of shares to be redeemed and those outstanding post redemption under the maximum redemption scenario:

	Scenario 1	Scenario 2
	Assuming No	Assuming Maximum
	Redemptions for Cash	Redemptions for Cash
	Shares	Shares
Class A common stock subject to possible redemption	23,000,000	23,000,000
Special meeting redemptions	(14,852,437)	(14,852,437)
Shares issuable to stockholders in connection with the Non-redemption Incentive	2,500,000	1,671,930
Shares issuable on automatic conversion of Rights on Closing	2,300,000	2,300,000
Shares redeemable under maximum redemptions scenario	-	(4,803,704)
Alternus Clean Energy, Inc. Class A common stock owned by public stockholders	12,947,563	7,315,789

Redemption Rights, page 9

5.	We note your reference in this section and in your risk factor disclosure on page 50 to $237,995,676 in the trust account. Please update such information to reflect the payments made to redeem shares of your Class A common stock in connection with your special meeting in May 2023.

Company Response. The Company acknowledges the Staff’s comment and has made the requested change throughout the revised proxy statement, including on pages xxvii, 9, 10 50, 88, 146, 165 and 167 of the revised proxy statement.

Risk Factors

Our stockholders will experience immediate dilution as a consequence of the issuance of common stock ... in the business combination..., page 43

6.	Tell us how the number of shares that will be held by the initial shareholder and the public shareholders assuming no redemptions and assuming Max redemptions were derived. Provide your calculations in your response.

Company Response. The Company acknowledges the Staff’s comment. Please see the table below with the calculations of the number of shares that will be held by the initial shareholder and the public shareholders assuming no redemptions and assuming maximum redemptions.

	Scenario 1	Scenario 2
	Assuming No	Assuming Maximum
	Redemptions for Cash	Redemptions for Cash
	Shares	Shares
Historical CEAC Class A common stock	890,000	890,000
Historical CEAC Class B common stock converted in CEAC Class A common stock	7,666,667	7,666,667
Founder shares held by the Sponsor which will be unvested and will vest on meeting certain share price targets or on the occurrence of certain events	(2,555,556)	(2,555,556)
Alternus Clean Energy, Inc. Class A common stock owned by Sponsors	6,001,111	6,001,111
Class A common stock subject to possible redemption	23,000,000	23,000,000
Special meeting redemptions	(14,852,437)	(14,852,437)
Shares issuable to stockholders in connection with the Non-redemption Incentive	2,500,000	1,671,930
Shares issuable on automatic conversion of Rights on Closing	2,300,000	2,300,000
Shares redeemable under maximum redemptions scenario	-	(4,803,704)
Alternus Clean Energy, Inc. Class A common stock owned by public stockholders	12,947,563	7,315,789
Alternus Clean Energy, Inc. Class A common stock owned by Sponsors and public stockholders	18,948,674	13,316,900

Unaudited Pro Forma Condensed Combined Financial Information, page 64

7.	The unaudited pro forma condensed combined financial statements reflect a refinancing of the Solis' bonds in full. The Green bonds (Solis' bonds) are classified within current liabilities in Alternus' balance sheet as of March 31, 2023 since you agreed to repay the Solis bonds in full by September 30, 2023 as a condition to waive your violation of all three covenants to September 30, 2023. Disclose how you met the criteria in ASC 450- 10-45-14 through 45-21 to reclassify this debt as a long-term liability in your pro forma financial statements. If you have entered into an agreement to refinance the Solis' bonds, disclose the material terms of the new debt agreement. Alternatively, if you have not met the criteria in ASC 450-10-45 to reclassify this debt as a long-term liability, revise your pro forma balance sheet to reflect such debt as a current liability.

Company Response. The Company acknowledges the Staff’s comment and has made the requested changes on page 67 of the revised proxy statement and reflected the Solis bonds as a current liability in the pro forma balance sheet.

8.	Revise your disclosure on page 64 and in Note 2 on page 76 to disclose that you have included the 2,300,000 shares that will be issued for the automatic conversion of the Rights on consummation of the business combination in your pro forma shares outstanding under both the Assuming No Redemptions and Assuming Maximum Redemptions scenarios. Please also revise your disclosure in Note 5.g) to disclose the number of shares that are included in the calculation of earnings per share for the Nonredemption Incentive Program under the Assuming No Redemptions and Assuming Maximum Redemptions scenarios.

Company Response. The Company acknowledges the Staff’s comment and has made the requested changes on pages 64, 65, 76 and 77 Note 5.g) of the revised proxy statement.

Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations Transaction Accounting Adjustments, page 81

9.	We note you made adjustments in your pro forma statements of operations for the year ended December 31, 2022 and also for the quarter ended March 31, 2023, to record nonrecurring transaction closing costs and non-recurring transaction costs which have not yet been paid, as described in Notes 5.b) and 5.c). It appears these adjustments are duplicate entries and that the adjustments should only be reflected in the earliest period presented, i.e. in the year ended December 31, 2022. Please revise or explain to us why you believe no revision is necessary.

Company Response. The Company acknowledges the Staff’s comment and has removed nonrecurring transaction closing costs and non-recurring transaction costs from the pro forma statements of operations for the quarter ended March 31, 2023 as these adjustments are duplicate entries.

Projected Financial Information, page 137

10.	We note your disclosure on page 130 that at the time of the original Business Combination Agreement (“BCA”) dated as of October 12, 2022, and the First Amendment to the BCA (“Amendment”) dated as of April 12, 2023, the Board primarily considered the near-term projections (2022 to 2025 for the BCA and 2023 to 2025 for the Amendment) as a material input to determine the valuation of Alternus, and that the Board concurrently considered current market conditions and peer market multiples as material variables in the valuation of Alternus, particularly as support for the Amendment, as valuation using market multiples had generally decreased due to less favorable macro-economic conditions from October 2022 to April 2023. Please revise to disclose the peer market multiples the Board considered in the valuation of Alternus.

Company Response. The Company acknowledges the Staff’s comment and has made the requested change on pages 144 through 147 of the revised proxy statement.

11.	We note your revised disclosure in response to prior comment 15 and reissue the comment in part. Please disclose whether the projected financial information assumes the divestment of assets or consummation of other material terms of the Solis bond waiver agreements.

Company Response. The Company acknowledges the Staff’s comment and has made the requested change on page 131 of the revised proxy statement.

12.	We note your disclosure on page 131 that the Board’s general validation and comfort level of financial projections from 2026 to 2051 included, in part, Alternus using conservative assumptions (e.g., no growth assumed beyond 2030 — instead conservatively holding existing capacity flat from owned and operated projects from 2031 to 2051, and key, forecast assumptions supported by data from independent third parties (by year, geography, and MW produced)). Please disclose the material assumptions underlying these projections.

Company Response. The Company acknowledges the Staff’s comment and has made the requested change on pages 131, 142 and 143 of the revised proxy statement.

Information about Alternus

Legal Proceedings, page 198

13.	We note your disclosure that you accrued a liability for a loss contingency related to the arbitration claim filed by Solartechnik against you on May 4, 2023. However, you also disclose that no estimate of a possible loss or range of loss can be made and that it is reasonably possible that the potential loss may exceed your accrued liability. If you intended to indicate that you were unable to determine an estimate of possible additional loss or range of additional loss in excess of amounts accrued, please revise your disclosure both here and in Note 21 on page F-115 to clarify. If otherwise, please explain how you determined the amount of the accrual recognized in your unaudited financial statements for the quarter ended March 31, 2023. Refer to ASC 450-20-25-2.

Company Response. The Company acknowledges the Staff’s comment and has addressed the comment by revising our disclosure on page 202 of the revised proxy statement.

Key Metrics

Megawatt hours sold, page 205

14.	Your disclosure in the table on page 205 regarding the total megawatt hours sold during the three months ended March 31, 2023 does not appear to reflect the total hours sold indicated for each of the countries in the table. Please advise.

Company Response. The Company acknowledges the Staff’s comment and has addressed the comment by revising the total hours in the table so that it reflects the total hours sold for each of the countries in the table on page 209 of the revised proxy statement.

Alternus Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations

Interest Expense, Other Income, and Other Expense, page 212

15.	Your disclosure states that total other expenses increased $406 thousand for the period ended March 31, 2023 compared to the same period in 2022, however, total other expenses actually increased $296 thousand. Please revise your disclosure as appropriate.

Company Response. The Company acknowledges the Staff’s comment and has revised our disclosure as appropriate on page 216 of the revised proxy statement.

Liquidity and Capital Resources, page 212

16.	You are required to repay the Solis bond in full by September 30, 2023 as a condition of the temporary waiver of your breach of all three financial covenants. Revise to disclose the material terms of the temporary waiver granted until September 30, 2023. Disclose that this debt is now classified as a current liability, management's plans to repay or refinance this debt by September 30, 2023 and the status of any actions taken to refinance this debt through the most recent date practicable.

Company Response. The Company acknowledges the Staff’s comment and has made the requested additional disclosure on page 218 of the revised proxy statement.

Liquidity Position, page 214

17.	We note your revised disclosure in response to prior comment 16 and reissue the comment in part. Please revise your disclosure here to describe all material terms of the Solis bonds, including the terms of the three financial covenants that Solis Bond Company DAC (Solis) was in breach of as of December 31, 2022. We note you have included some of this disclosure on pages F-59 and F-75.

Company Response. The Company acknowledges the Staff’s comment and has made the requested additional disclosure on page 218 of the revised proxy statement

Cash Flow Discussion, page 215

18.	The amounts of net cash provided by operating and investing activities and the effect of exchange rate changes on cash you present in the table on page 215 for the three months ended March 31, 2023 compared to 2022 do not agree with the amounts presented in your statements of cash flows for those quarterly periods. Please revise these amounts and provide a discussion of the reasons for changes between periods for the corrected amounts.

Company Response. The Company acknowledges the Staff’s comment and has made the appropriate changes on pages 220 and 221 of the revised proxy statement.

Alternus Energy Group Public Limited Company and Subsidiaries

Consolidated Statement of Cash Flows, page F-88

19.	You have an adjustment for interest expense to reconcile your net loss to net cash used in operating activities for the periods ended March 31, 2023 and March 31, 2022. Please revise the description of this line item or disclose why it is appropriate to add back interest expense to your operating cash flows for the periods ended March 31, 2023 and March 31, 2022.

Company Response. The Company acknowledges the Staff’s comment and has addressed the comment by deleting the line item for interest expense included the relevant amount in accrued liabilities on page F-89 of the revised proxy statement.

Unaudited Interim Financial Statements of LJG Green Source Energy Beta SRL, page F-151

20.	We note you revised your unaudited balance sheet as requested in comment 20. However, we note you also revised your statements of retained earnings to provide a statement of retained earnings for the year ended December 31, 2020. Please revise to provide unaudited interim statements of retained earnings for the period from January 1, 2021 to March 31, 2021 compared to the comparable prior year interim period from January 1, 2020 to March 31, 2020.

Company Response. The Company acknowledges the Staff’s comment and has addressed the comment by revising the disclosure in the statement of retained earnings on page F-152 of the revised proxy statement.

21.	We also note you labeled the information for the year ended December 31, 2020 presented in your balance sheet, statement of retained earnings and in the notes to your financial statements as audited. Please revise to remove this label as although the information for the year ended December 31, 2020 is derived from your audited financial statements for that year, it is not covered by an audit report.

Company Response. The Company acknowledges the Staff’s comment and has addressed the comment by removing the label ‘audited’ on pages F-150 through F-163 of the revised proxy statement.

Unaudited Interim Financial Statements for the SIG 24 Portfolio, page F-179

22.	We note you revised your unaudited balance sheet as requested in comment 21. However, we note you also revised your statements of shareholders' equity (deficit) to provide a statement of shareholders' equity (deficit) for the year ended December 31, 2020. Please revise to provide unaudited interim statements of retained earnings for the period from January 1, 2021 to September 30,2021 compared to the comparable prior year interim period for the period from January 1, 2020 to September 30, 2020.

Company Response. The Company acknowledges the Staff’s comment and has addressed the comment by revising the disclosure in the statement of changes in shareholders’ equity (deficit) on page F-180 of the revised proxy statement.

Unaudited Interim Financial Statements of Solarpark Samas Sp. Z.O.O., page F-205

23.	We note you revised your unaudited balance sheet as requested in comment 22. However, we note you also revised your statements of changes in shareholders' equity (deficit) to provide a statement of shareholders' equity (deficit) for the year ended December 31, 2020. Please revise to provide unaudited interim statements of retained earnings for the period from January 1, 2021 to June 30,2021 compared to the comparable prior year interim period for the period from January 1, 2020 to June 30, 2020.

Company Response. The Company acknowledges the Staff’s comment and has addressed the comments by revising the disclosure in the statement of changes in shareholders’ equity (deficit) on page F-206 of the revised proxy statement.

General

24.	We note your revised disclosure in response to prior comment 23 that non-redemption shares awarded pursuant to the non-redemption incentive will be issued on a private placement basis, and the Company anticipates that it will register such shares for resale on a registration statement following the closing. Please tell us the exemption from registration that you intend to rely on for the offer and sale of the non-redemption shares and the facts relied upon to make the exemption available.

Company Response. The Company acknowledges the Staff’s comment and respectfully advises the Staff that the shares issued pursuant to the Non-redemption Incentive are intended to be issued in a private placement exempt from registration under the Securities Act pursuant to Section 4(a)(2) thereof. Pursuant to our revised disclosures in response to the Staff’s Comment 25, given that the shares are being issued to stockholders of the Company that existed as of July 20, 2023, the record date for the Non-redemption Incentive, the Company asserts that the shares issued pursuant to the Non-redemption Incentive are not being offered or sold in a public offering.

25.	We note your disclosure regarding the non-redemption incentive program. Please tell us with a view toward disclosure whether there is an amendment to the merger agreement or other agreement that sets forth the terms pertaining to the non-redemption incentive program. Also, clarify the record date and anticipated timing of the issuance of these shares and disclose whether your sponsor, officers, directors, or affiliates will be eligible to receive these shares.

Company Response. The Company acknowledges the Staff’s comment and has revised disclosures on the cover pages, page xxviii 76 and 117 of the revised proxy statement to address the Staff’s comment. We additionally note for the Staff that the Company and Alternus have entered into a letter agreement on July 24, 2023, which was filed with the Commission on a Current Report on Form 8-K on July 26, 2023, providing for, among other things, the general terms pertaining to the Non-redemption Incentive, including as such terms relate to the Business Combination Agreement.

26.	Please revise your proxy statement to disclose tax consequences to stockholders who receive non-redemption shares, if material.

Company Response. The Company acknowledges the Staff’s comment and has made the requested change on page 117 and 259 of the revised proxy statement

27.	We note your disclosure on page 64 that 988,683 shares of Clean Earth’s Class A common stock held by the Public Stockholders are subject to non-redemption agreements contingent upon the close of the Business Combination. Please disclose the material terms of such non-redemption agreements.

Company Response. The Company acknowledges the Staff's comment and has addressed the comment by revising the disclosure on pages 66 and 76 of the revised proxy statement.

We hope that the foregoing has been responsive to the Staff’s comments. Please direct any questions or comments regarding the foregoing to Steven Burwell at 212-969-3634 or Aaron T. Ratner at (212) 739-7860.

Very truly yours,

/s/ Steven Burwell

cc:	Aaron T. Ratner Clean Earth Acquisitions Corp.